UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.    )*

Under the Securities Exchange Act of 1934

NGAS Resources, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

62912T103

(CUSIP Number)

Paul M. Johnston, Esq.
Senior Vice President and General Counsel
Magnum Hunter Resources Corporation
777 Post Oak Blvd, Suite 910
Houston, Texas 77056
(832) 369-6992

Copy To:

David E. Morrison, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62912T103
1. Names of Reporting Persons. Magnum Hunter Resources Corporation Tax I.D. No.: 86-0879278
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 2,856,849*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,856,849*
11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,856,849*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 5.7%*Æ
14. Type of Reporting Person (See Instructions) CO
* Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of a Support Agreement (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Æ Based on 49,918,230 shares of common stock outstanding as of December 23, 2010, as represented in the Arrangement Agreement (as defined below).

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is common stock, no par value, of NGAS Resources, Inc., a British Columbia corporation (“NGAS”).  The principal executive offices of NGAS are located at 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509.

Item 2.  Identity and Background

(a) The name of the person filing this statement is Magnum Hunter Resources Corporation, a Delaware corporation (“MHR” or the “Reporting Person”).

(b) The business address of the Reporting Person is 777 Post Oak Boulevard, Suite 910, Houston, Texas 77056.

(c) The Reporting Person is an independent oil and gas company engaged in the acquisition, development and production of oil and natural gas, primarily in West Virginia, North Dakota, Texas and Louisiana.  MHR is presently active in three of the most prolific shale resource plays in the United States, namely the Marcellus Shale, Eagle Ford Shale and Williston Basin/Bakken Shale.  MHR is a Delaware corporation and was incorporated in 1997.

(d) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person identified on Schedule A attached hereto during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person identified on Schedule A attached hereto during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of the Reporting Person named in Schedule A attached hereto are citizens of the United States.

Set forth on Schedule A is the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

Item 3.  Source and Amount of Funds and Other Considerations

The Support Agreement (as defined in Item 4 below) was entered into among MHR and the following directors and executive officers of NGAS who are also shareholders of NGAS:  William S. Daugherty, President and Chief Executive Officer of NGAS, William G. Barr III, Executive Vice President of NGAS, D. Michael Wallen, Executive Vice President of NGAS, Michael P. Windisch, Chief Financial Officer of NGAS, Thomas F. Miller, director of NGAS, James K. Klyman, director of NGAS, Steve U. Morgan, director of NGAS, Paul R. Ferretti, director of NGAS, and B. Allen Connell, director of NGAS (collectively, the “Shareholders”).  The Shareholders entered into the Support Agreement as a condition and an inducement to MHR to enter into the Arrangement Agreement (as defined in Item 4 below).  MHR did not pay any additional consideration to the Shareholders in connection with the execution and delivery of the Support Agreement, and thus no funds were used for such purpose.

Item 4.  Purpose of Transaction

(a)-(b) On December 23, 2010, MHR and NGAS, entered into an Arrangement Agreement (the “Arrangement Agreement”), pursuant to which MHR will acquire all of the issued and outstanding equity of NGAS.  The proposed transaction will be implemented by way of a court-approved plan of arrangement under British Columbia law (the “Arrangement”).  Under the Arrangement, each common share of NGAS will be transferred to MHR for the right to receive 0.0846 shares of MHR’s common stock.  The exchange ratio for the proposed transaction was established based on an agreed stock price of MHR of $6.50, representing a value to NGAS’ shareholders of $0.55 per share.  The exchange ratio will not be adjusted for subsequent changes in market prices of MHR’s or NGAS’ common stock prior to the closing of the proposed transaction (the “Closing”).

The Closing is subject to various conditions, including, among others: (i) the approval of the Arrangement Agreement and the Arrangement by two-thirds of the votes cast by NGAS’ shareholders present in person or represented by proxy at NGAS’ special meeting of shareholders, (ii) the receipt of an interim and final order from the Supreme Court of British Columbia pursuant to Section 291 of the Business Corporation Act (British Columbia), (iii) in the case of NGAS’ obligation to close, the full payment of all outstanding amounts owed by NGAS under its existing credit agreement and the full payment of the NGAS 6% amortizing convertible notes that have not been converted into NGAS common shares before the Closing, (iv) in the case of MHR’s obligation to close, (a) the entry into a definitive agreement with a third party to restructure an “out-of-market” gas gathering and transportation agreement on substantially the terms set forth in a letter of intent (the “Letter of Intent”) between MHR, NGAS and such third party, (b) the reduction of change of control, severance and retention benefits payable to NGAS’ officers and employees to an amount not to exceed $5,000,000, and (c) no amendment or rescission prior to the Closing of the fairness opinion delivered to NGAS by NGAS’ financial advisor, (v) the absence of injunctions or restraints imposed by governmental entities, (vi) the accuracy of the representations and warranties of the other party and (vii) compliance by the other party with its obligations under the Arrangement Agreement.  In connection with the condition relating to the restructuring of the “out-of-market” gas gathering and transportation agreement, the Letter of Intent provides that (i) MHR would pay $10 million in cash or restricted shares of MHR’s common stock to the third party referred to above and provide such third party with the right to acquire a 50% interest in MHR’s Marcellus gas processing plant, and (ii) NGAS would cancel approximately $7 million in note installments from the third party’s purchase of NGAS’ Appalachian gathering system in August 2009.  The Closing is currently expected to occur in the first quarter of 2011.

The Arrangement Agreement includes customary representations, warranties and covenants by the parties, including among other things a “no-solicitation” covenant that restricts NGAS’ ability to solicit third party proposals relating to alternative transactions or to provide information or enter into discussions in connection with alternative transactions, subject to certain limited exceptions to permit NGAS’ Board of Directors to comply with its fiduciary duties.  The Arrangement Agreement also contains a covenant that NGAS will use its reasonable best efforts to extend the deadline for completing a qualifying transaction under its previously reported credit agreement waiver and amendment from March 31, 2011 to April 15, 2011 (the “Extension Date”).

The Arrangement Agreement contains certain termination rights for both MHR and NGAS, including if (a) a governmental entity issues an order prohibiting the consummation of the transactions contemplated by the Arrangement Agreement, (b) the Closing has not occurred on or before March 31, 2011 or the Extension Date, or (c) NGAS’ shareholders do not approve the terms of the Arrangement Agreement and the Arrangement.  The Arrangement Agreement provides that MHR will be entitled to a termination fee of $4,000,000 if the Arrangement Agreement is terminated upon certain specified events, including in the event NGAS accepts a “Superior Proposal” (as defined in the Arrangement Agreement) or a change in recommendation of NGAS’ Board of Directors, which could result from, among other things, an “Intervening Event” (as defined in the Arrangement Agreement).  If the Arrangement Agreement is terminated due to a failure of NGAS’ shareholders to approve the proposed transaction, NGAS will reimburse MHR for all of its reasonable expenses incurred in connection with the proposed transaction up to $4,000,000.

Concurrently, and in connection with entering into the Arrangement Agreement, the Shareholders entered into a support agreement (the “Support Agreement”) with MHR pursuant to which, subject to the conditions set forth therein, the Shareholders have agreed to vote all voting securities of NGAS beneficially owned by them, as well as any additional shares which they may acquire or own before the NGAS shareholder vote, in favor of the approval and adoption of the Arrangement Agreement and the transactions contemplated therein and to support actions necessary to consummate the Arrangement Agreement.  In addition, the Shareholders have agreed not to take any action, in their capacity as shareholders of NGAS, that NGAS is prohibited from taking under the “no-solicitation” restrictions included in the Arrangement Agreement.

In connection with the Arrangement, MHR has agreed to satisfy certain liabilities of NGAS and its subsidiaries, which are expected to include: (i) approximately $35.2 million under NGAS’ senior credit facility, and (ii) approximately $14.7 million in remaining NGAS 6% amortizing convertible notes that have not been converted into NGAS common shares before the Closing (collectively, the “Assumed Liabilities”).  The Assumed Liabilities are expected to be refinanced under MHR’s new senior credit facility with an initial borrowing base of $120 million, to be provided by BMO Capital Markets Corp. (“BMO”) pursuant to the terms of a debt commitment letter by and among BMO and MHR, dated December 22, 2010 (the “Debt Commitment Letter”).

The foregoing summary of the Arrangement Agreement, the Support Agreement, and the Debt Commitment Letter and the transactions contemplated thereby does not purport to be complete.  Additionally, the foregoing summary of the Arrangement Agreement is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement, which is attached as Exhibit 7.1 and incorporated herein by reference, the foregoing summary of the Support Agreement is subject to, and qualified in its entirety by, the full text of the Support Agreement, a form of which is attached as Exhibit 7.2 and incorporated herein by reference, and the foregoing summary of the Debt Commitment Letter is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter, which is attached as Exhibit 7.3 and incorporated herein by reference.

(c) Not applicable.

(d) The Arrangement Agreement requires that the board of directors of NGAS: (i) determine that the Arrangement Agreement and the Arrangement are in the best interest of NGAS and its shareholders; (ii) adopt a resolution approving the Arrangement Agreement and declaring its advisability; and (iii) recommend that the shareholders of NGAS approve the Arrangement Agreement and vote in favor of the Arrangement.

The Arrangement Agreement provides that concurrently with completion of the Arrangement (i) all of the directors of NGAS shall resign and be replaced with Gary C. Evans and Ronald D. Ormand and (ii) all of the officers of NGAS shall resign and be replaced with MHR’s designees.  At such time, NGAS will be considered a wholly owned subsidiary of MHR.

(e) Under the terms of the Arrangement Agreement, NGAS may not (except for shares of NGAS’ common stock issued as payment for principal and upon conversion at the default reset rate on NGAS’ 6% Amortizing Convertible Notes): (i) declare or pay any dividends on or make other distributions in respect of any of NGAS’ capital stock; (ii) split, combine or reclassify any of NGAS’ capital stock or issue or authorize or propose the issuance or authorization of any other securities in respect of, in lieu of or in substitution for, shares of NGAS’ capital stock; or (iii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to redeem, purchase or otherwise acquire, any shares of NGAS’ capital stock or any securities convertible into or exercisable for any shares of NGAS’ capital stock, except under limited circumstances as set forth in the Arrangement Agreement.

(f) If the transactions contemplated by the Arrangement Agreement are consummated, the surviving corporation of the Arrangement will be a wholly owned subsidiary of MHR.

(g) The Arrangement Agreement contains provisions that limit the ability of NGAS and specified representatives of NGAS to engage in a transaction that would effect a change of control of NGAS (other than the transactions contemplated by the Arrangement Agreement) during the pendency of the transactions contemplated by the Arrangement Agreement.

(h) Not applicable.

(i) Not applicable.

(j) Other than as described above, the Reporting Person currently has no plan or proposal which relates to, or may result in, any of the matters described in Items 4(a)-(i) of this Schedule 13D (although the Reporting Person reserve the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

(a)-(b) As described in Item 4(a)-(b) of this Schedule 13D, as a result of the Support Agreement, the Reporting Person shares the power to vote or to direct the vote of the securities subject to the Support Agreement with respect to certain matters as set forth therein.  In addition, as a result of the Support Agreement, the Reporting Person has the right to control the Shareholder’s disposition with respect to the securities subject to the Support Agreement and as a result may be deemed to share the power to dispose or to direct the disposition with respect to such securities.  As of December 23, 2010, the number of issued and outstanding shares of common stock of NGAS subject to the Support Agreement represented in the aggregate approximately 5.7% of the issued and outstanding shares of common stock of NGAS (based on the total number of shares of common stock issued and outstanding as represented by NGAS in the Arrangement Agreement).  The Reporting Person, however, hereby disclaims beneficial ownership of such shares and this Schedule 13D shall not be construed as an admission that the Reporting Person is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.  Except as set forth in this Schedule 13D, no shares of common stock are beneficially owned by the Reporting Person or, to the knowledge of the Reporting Person, any person listed on Schedule A to this Schedule 13D.  The description contained in this Item 5 of the transactions contemplated by the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of the form of which is included with this Schedule 13D as Exhibit 7.2 and is incorporated herein by reference.

Schedule B to this Schedule 13D sets forth, to the knowledge of the Reporting Person, the following information for those natural persons with whom the Reporting Person shares the power to vote or to direct the vote or to dispose or to direct the disposition of the securities subject to the Support Agreement:  the name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of such persons.  To the knowledge of the Reporting Person, all of such natural persons listed on Schedule B to this Schedule 13D are citizens of the United States.

The Reporting Person has no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  The Reporting Person has no knowledge that any person listed on Schedule B to this Schedule 13D during the last five years has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) Except as disclosed herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of common stock of NGAS during the past 60 days.

(d) To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Support Agreement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 4 and 5 above, the Reporting Person is not a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of NGAS, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profit, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Document

7.1	Arrangement Agreement, dated as of December 23, 2010, by and among Magnum Hunter Resources Corporation and NGAS Resources, Inc.*

7.2	Form of Support Agreement, dated as of December 23, 2010, between Magnum Hunter Resources Corporation and certain NGAS shareholders*

7.3	Debt Commitment Letter, dated as of December 22, 2010, by and among Magnum Hunter Resources Corporation and the Bank of Montreal

____________
*	Incorporated by reference to the Current Report on Form 8-K filed by Magnum Hunter Resources Corporation with the Securities and Exchange Commission on December 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNUM HUNTER RESOURCES CORPORATION

Dated: January 7, 2011	By:	/s/ Gary C. Evans
Name: Gary C. Evans
Title: Chairman and Chief Executive Officer

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF
MAGNUM HUNTER RESOURCES CORPORATION

Executive Officers of Magnum Hunter Resources Corporation

Name	Position
Gary C. Evans	Chairman and Chief Executive Officer
Ronald D. Ormand	Executive Vice President, Chief Financial Officer
Jim Denny	Executive Vice President of Operations
H.C. “Kip” Ferguson, III	Executive Vice President of Exploration
M. Bradley Davis	Senior Vice President of Capital Markets
Brian Burgher	Vice President of Land
Don Kirkendall	Senior Vice President of Administration and Product Marketing
David S. Krueger	Senior Vice President and Chief Accounting Officer

All individuals named in the table above are employed by Magnum Hunter Resources Corporation. The address of Magnum Hunter Resources Corporation’s principal executive offices is 777 Post Oak Boulevard, Suite 910 Houston, Texas 77056.

Directors of Magnum Hunter Resources Corporation

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
Gary C. Evans	Chairman and Chief Executive Officer, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 910 Houston, Texas 77056
Brad Bynum	Chief Financial Officer, Hall-Houston Exploration Partners, L.L.C.	c/o Hall-Houston Exploration Partners, L.L.C. 4605 Post Oak Place Drive #100 Houston, Texas 77027
Ronald D. Ormand	Executive Vice President and Chief Financial Officer, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 910 Houston, Texas 77056
Gary L. Hall	President, Hall-Houston Exploration Partners, L.L.C.	c/o Hall-Houston Exploration Partners, L.L.C. 4605 Post Oak Place Drive #100 Houston, Texas 77027
Joe L. McClaugherty	Senior Partner of McClaugherty & Silver, P.C.	c/o McClaugherty & Silver, P.C. 55 Old Santa Fe Trail Santa Fe, New Mexico 87501
Steven Pfeifer	Managing Member, P.O.&G Resources – Texas, LLC	c/o P.O.&G Resources – Texas, LLC 5847 San Felipe Street #940 Houston, Texas 77057
Jeff Swanson	Chairman, Chief Executive Officer and President, GrailQuest Corporation	c/o GrailQuest Corporation 1160 Dairy Ashford, Suite 160 Houston, Texas 77079
J. Raleigh Bailes	Certified Public Accountant, Bailes Bates & Associates, LLP	c/o Bailes Bates & Associates, LLP 1650 Highway 6, Suite 470 Sugar Land, Texas 77478
Victor G. Carrillo	Director, Magnum Hunter Resources Corporation	c/o Magnum Hunter Resources Corporation 777 Post Oak Boulevard, Suite 910 Houston, Texas 77056

SCHEDULE B

NATURAL PERSONS WITH WHOM
MAGNUM HUNTER RESOURCES CORPORATION
SHARES VOTING AND DISPOSITIVE POWER

Name	Present Principal Occupation or Employment	Name, Principal Business and Address of Organization in which Employed
William S. Daugherty	President and Chief Executive Officer, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
William G. Barr III	Executive Vice President, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
D. Michael Wallen	Executive Vice President, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
Michael P. Windisch	Chief Financial Officer, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
Thomas F. Miller	Director, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
James K. Klyman	Director, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
Steve U. Morgan	Director, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
Paul R. Ferretti	Director, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509
B. Allen Connell	Director, NGAS Resources, Inc.	NGAS Resources, Inc. 120 Prosperous Place, Suite 201 Lexington, Kentucky 40509